Other business experience in the past three years:

- **Employer:** Martinez Brands, Inc.
  Title: Aside from his activities at the Company, he is also the President and CEO of Martinez Brands, Inc., a company that he established in 1997 to import, distribute and market proprietary brands and bulk tequila.
  Dates of Service: October 08, 1997 - Present
  Responsibilities: President and CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that our targeted consumers will choose our tequila brand over competing products, or that we will able to sell our products at a level that allows the Company to make a profit and still attract business partners.

Our business projections are only projections
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. While our predecessor Tequila Holdings, LLC was originally formed on October 12, 2006, we are still operating as a startup company and our operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in

connection with an early-stage business operating in a competitive industry, and the continued development of advertising, promotions, distribution networks and a corresponding client base. We currently focus our sales in the state of New York, and we anticipate that our operating expenses will increase for the near future, depending on our future distribution opportunities in new states. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. Any shares purchased through this Offering is subject to SEC limitations of transfer. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

If the Company cannot raise sufficient funds it will not succeed

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. The Company is offering Securities in the amount of up to $1,069,999.48 in this Offering and may close on any investments that are made upon reaching the Target Amount of $9,999.84 (the "Target Amount"). Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to scale into new markets, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in 'Use of Proceeds.'

We may not have enough capital as needed and may be required to raise more capital.

Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we raise more equity capital from the sale of our capital stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in this Form C is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

The development and commercialization of spirits is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, and the high-end tequila industry is dominated by three brands that have an 85% market share. For example, Patrón dominates the luxury tequila segment with seven out of every ten bottles sold. Many of our competitors, such as Patrón, have significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Small batch tequila competitors who have scaled further than our Company include Azunia, Deleon, Peligroso, Milagro, Avion and Casamigos. Our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our distilled spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company.

Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.

A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the production of and the distilling of our spirits, including agave and other ingredients, from a number of domestic and foreign third-party suppliers. The manufacturing of our tequila takes place in Mexico, where our agave is grown. Agave is an agricultural product and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the agave crop each year, and significant failure of a crop would adversely affect our costs.

We source certain packaging materials, such as bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The process of distilling alcohol utilizes a large amount of water.

Parts of Mexico have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any restrictions on water consumption could cause a disruption in production at our third-party manufacturing facilities, which would have a material, adverse effect on our business operations.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We may become heavily dependent on our distributors.

Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

In general, demand for our products is highly correlated with general economic conditions and the time of year.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the PaQuí tequila brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Legislation and regulations requiring the display and provision of nutritional information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We produce distilled spirits. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The Securities being offered in this Offering have no voting rights attached to them.

This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

There is no present market for the Securities, and we have arbitrarily set the price. The Offering price was not established in a competitive market.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed in this section.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's high growth strategy.
Even if we sell all the Class B Common Stock offered in this Offering, the Company will need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of its Class B Common Stock. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed in this section.

The Company has a short history, limited customers, and limited revenues.

If you are investing in this company, it's because you think that the brand PaQuì Tequila is a good idea, that the team will be able to successfully market, and sell its product, that we can price them right and sell them to enough peoples so that the Company will succeed.

We rely on various intellectual property rights, including trademarks in order to operate our business.

In particular, the Company has registered the trademark Paqui, with registration No. 3,709,577 in connection with its goods. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or recipes, obtain and use information, marks, or know-how that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent products. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the distilled spirit industry in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of intellectual property rights relating to recipes. The uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our branding, which would be costly and time-consuming, and/or could subject us to an injunction against manufacture and sale of certain of our products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our co-founder and CEO, John Chappell, entered into a series of related party secured loans with the Company.

Our co-founder and CEO John Chappell entered into certain secured loans with the Company which have been memorialized in a certain Amended and Restated 8% Senior Convertible Note effective as of December 6, 2019, with a principal amount of $1,744,624.28. Related party transactions create potential conflicts of interest that may result in actions that benefit the related parties at the expense of the Company or the Investors. For more information about this related party transaction, see Section titled 'Capitalization and Ownership'.

Our CEO and founder, John Chappell, owns a significant number of the outstanding shares of the Company, that is subject to increase.

Our CEO and founder, John Chappell, currently owns a number of shares representing 52.31% total ownership of the Company's shares issued and outstanding, which is not inclusive of the shares of Class A Common Stock that will be issued to him upon the conversion of the Senior Convertible Note that he holds. John Chappell's ownership is subject to increase, as he is the holder of a Senior Convertible Note with a maturity dated of December 6, 2024. See Section titled 'Capitalization and Ownership'. The conversion of the Convertible Senior Note may occur at any time at Mr. Chappell's election and contains a conversion price of $0.40 per share. If such conversion occurs subsequent to the closing of this Offering, the Securities issued in this Offering would be significantly diluted.

To be successful, the Company requires capable people to run its day to day operations

As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Although dependent on certain key personnel, we do not have any key man life insurance policies on such persons and does not intend to obtain such insurance in the near future.

The Company is dependent upon our founders, and key service providers in order to conduct its operations and execute its business plan. In particular, we rely on the skills and expertise of our Chief Executive Officer, John Chappell, whose knowledge of our business and industry would be difficult to replace. If Mr. Chappell, terminates its relationship with the Company, we may not be able to replace his expertise, fully integrate new personnel or replicate the prior working relationships, and the loss of their services might significantly delay or prevent the achievement of our business objectives. Further, the Company has not purchased any insurance policies with respect to John Chappell in the event of his death or disabilities. Therefore, in the event of death or disability of John Chappell, the Company will not receive any compensation and the loss of his services will negatively affect the Company and its operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Chappell	2,156,439	Class A Common Stock	50.1

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, Series A Convertible Preferred Stock, and Senior Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 644,578 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 514,618 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting rights:

The holders of shares of Class B Common Stock shall have no voting rights, except to the extent required by the General Corporation Law of the State of Delaware.

Material rights:

The Board may declare and pay dividends to the holders of Class B Common Stock subject to the laws of the State of Delaware.

Except as to voting rights, all shares of Class A Common Stock and Class B Common Stock shall be identical and entitle to the holder thereof the same rights and privileges in the equity of the Company.

Holders of Class B Common Stock do not have preemptive rights.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 4,119,791 outstanding.

Voting Rights

The holders of shares of Class A Common Stock shall be entitled to one vote per share.

Material Rights

Material rights:

The Board may declare and pay dividends to the holders of Class A Common Stock subject to the laws of the State of Delaware. Holders of Class A Common Stock do not have preemptive rights.

Series A Convertible Preferred Stock

The amount of security authorized is 335,000 with a total of 184,493 outstanding.

Voting Rights

In accordance with the Certificate of Designation of Series A Preferred Stock of Tequila Holdings, Inc. filed on March 3, 2010 (the "Certificate of Designation of Series A Preferred Stock"), and except as may be required by law, the Series A shares of Convertible Preferred Stock shall be voted equally with the shares of Class A Common Stock, and not as a separate class. Each holder shall be entitled to such number of votes as shall be equal to the whole number of shares of Class A Common Stock into which such holder's aggregate number of shares of Series A Convertible Preferred Stock is convertible; provided that in all cases the right to vote of the Series A Preferred stockholders is limited solely and exclusively to effecting or validating the following actions: (i) any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws of the Company, including any filing of a Certification of Designation, that affects adversely the voting powers, preferences, or other special rights of privileges, qualification, limitations, or restriction of the Series A Preferred stockholders; (ii) any increase or decrease (other than by conversion) in the authorized number of shares of the Series A Convertible Preferred Stock; (iii) any authorization or any designation, whether by reclassification or otherwise, of any new class of series of stock of the Company ranking senior to the Series A Convertible Preferred Stock in rights of redemption, liquidation preference or dividends; or (iv) any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition, each defined in the Certificate of Designation of Series A Preferred Stock.

Material Rights

Dividends rights - As and if declared by the Board, the holders of Series A shares of Convertible Preferred Stock shall be entitled to receive annual cash dividends at the rate of 10% of the Series A Original Issue Price, which is in the amount of $5 per share (the "*Series A Original Issue Price*"), on each outstanding share of Series A Convertible Preferred Stock and up to an aggregate cumulative amount per share of Series A Convertible Preferred Stock equal to the Series A Original Issue Price. All dividends hereunder are non-cumulative and non-mandatory, and shall be payable only when, as and if declared by the Company's Board of Directors, and in preference to the holders of any other stock of the Company (the "*Junior Stock*").

No dividend, whether in cash or property, shall be paid or declared; nor shall any other distribution be made on any Junior Stock until all dividends set forth above on the Series A shares of Convertible Preferred Stock shall have been paid or declared and set apart.

Liquidation rights - The holders of shares of Series A Convertible Preferred Stock benefit from liquidation rights upon any Liquidation (as defined in the Certificate of Designation of Series A Preferred Stock), dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock. The holders of shares of Series A Convertible Preferred Stock shall be entitled to be paid out of the assets of the company the amount of the Series A Original Issue Price plus an additional amount equal to any dividends declared but unpaid for each share of Series A Convertible Preferred Stock. Thereafter, any remainder shall be distributed ratably to the holders of the Common Stock and the holders of Series A Convertible Preferred Stock on the basis of the aggregate number of shares of Common Stock upon conversion of the Series A Preferred Stock.

Conversion - Upon the occurrence of an Acquisition, Asset Transfer or a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company, each of the outstanding Series A shares of Convertible Preferred Stock shall be converted automatically into shares of Class A Common Stock, based on the conversion price, initially equal to the Series A Original Issue Price, as adjusted from time to time as set forth in the Certificate of Designation of Series A Preferred Stock.

Senior Convertible Notes

The security will convert into Class a common stock and the terms of the Senior Convertible Notes are outlined below:

Amount outstanding: $1,744,624.28
Maturity Date: December 06, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At any time, the holder of the Senior Convertible Note shall have the right to convert, in part or in whole, the outstanding principal amount and all accrued and unpaid interest thereunder into shares of the Company's Class A Common Stock, at the Conversion Price of $0.40 per share (the "Conversion Price").

Material Rights

Amount authorized:
According to the Second Amended and Restated Certificate of Incorporation filed on December 3, 2019, the Company is authorized to issue up to $2,500,000 of principal amount of Senior Convertible Notes, convertible into shares of the Company's Class A Common Stock.

Amount outstanding:

Pursuant to 4(a)(2) of the Securities Act, on February 6, 2015, the Company issued one 8% Senior Secured Convertible Note to John Chappell in the original aggregate amount of $1,163,858.28. The Senior Convertible Note was amended and restated on December 6, 2019, and its total principal amount as amended is $1,744,624.28 (the "*Senior Convertible Note*").

Voting rights:

N/A

Material rights:

The Senior Convertible Note accrues simple interest at a rate of 8% per annum and contains a maturity date of December 6, 2024. The Senior Convertible Note has a maturity date of December 6, 2024, at which time the Company shall pay the Senior Convertible Note holder the principal amount of $1,744,624.28, together with all accrued and unpaid interest, if the Senior Convertible Note has not been repaid or converted sooner. In an Event of Default, as defined in the Senior Convertible Note, the interest rate under the Senior Convertible Note shall equal the lower of nine percent (9%) per annum or the highest rate permitted by Law.

At any time, the holder of the Senior Convertible Note shall have the right to convert, in part or in whole, the outstanding principal amount and all accrued and unpaid interest thereunder into shares of the Company's Class A Common Stock, at the Conversion Price of $0.40 per share (the "*Conversion Price*").

The Conversion Price of the Senior Convertible Note is subject to adjustments.

If the Company or any of its subsidiaries, at any time while the Senior Convertible Note is outstanding (A) shall pay a stock dividend or otherwise make distribution or distributions on any equity securities (including instruments or securities convertible into or exchangeable for such equity securities but excluding any stockholder rights granted pursuant to a poison pill) in shares of Common Stock, (B) subdivide outstanding Common Stock into a larger number of shares, (C) combine outstanding Common Stock into a smaller number of shares, or (D) issues new securities by reclassification of the shares of Common Stock of the Company, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that holder of the Senior Convertible Note shall be entitled to receive the number of shares of Common Stock or other securities of the Company which such holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had such Senior Convertible Note been surrendered for conversion immediately prior to the occurrence of such event or record date therefore, whichever is earlier. Any such adjustment shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of share of Common Stock entitled to receive such dividend or distribution, or (y) in the case of such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

In case any transaction or event (including, without limitation, any merger, consolidation, combination, recapitalization, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation) shall occur in which all or substantially all outstanding share of Common Stock are converted into or exchanged or acquired for or constitute the right to receive stock, or other securities, cash, property or assets (each, a "*Fundamental Change*"), the holder of the Senior Convertible Note outstanding immediately prior to the occurrence of such Fundamental Change shall have the right upon any subsequent conversion the receive the kind and amount of stock, other securities, cash, property or assets that such holder would have received if such share had been converted immediately prior to such Fundamental Change.

Security Interest:
The Senior Convertible Note is secured by a security interest in all assets of the Company, including but not limited to all cash, bank accounts, inventory, intellectual property, properties and other assets of the Company. Its holder shall be entitled to file all such financing statements and others security documents, and the Company shall be obligated to execute any such documents in favor of the holder, such that holder has a first priority perfected security lien on the Company's assets.

Seniority:
The Company's obligations under the Senior Convertible Note shall rank senior to all debt of the Company, whether now are hereinafter existing.

What it means to be a minority holder

As a minority holder of non-voting shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An Investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes such as the Amended and Restated 8% Senior Secured Convertible Note, preferred shares, such as our Series A Convertible Preferred Stock or options or warrants we may issue in the future) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,744,624.28
  Use of proceeds: The proceeds were used for general operations, production, marketing and sales.
  Date: December 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

There were no revenues in 2017 as the company prepared to start selling PaQui in Manhattan by producing tequila, hiring a logistics company to assist in importing, tansportation and delivery to retail accounts. Selling acitivity got under way in spring 2018 and accelerated with the hiring of a contract sales person who has proved to be very effective in opening and managing accounts. Hand selling with the founder an average of ten accounts per month were opened and sales grew steadily throughout 2018. YTD 2019 sales through November have increased 191% over 2018.

 The Company is operating in a limited geographical area, NY Metro, as a demonstration of the brand's viability, a proof of concept. This market is considered to be notoriously competitve and difficult to penetrate and hence serves as a meaningful test of the brand's appeal. We are also selling a majority of our volume in the on premise segment where trial and exposure are strong, but volume potential is limited. This is a classic way to build a luxr\ury tequila brand but takes time and resources.

The brand competes directly with the largest high end tequila brands and it is expensive to operate in these conditions. There are also significant marketing and selling costs to penetrate accounts and gain awareness and sales. Nonetheless, PaQuì Tequila has made significant progress and is growing its account base - sales and brand awareness are steadily improving.

Some significant expenditures in the last several months, include: (i) video and :30 commercial for PBS program Information Matrix, which we expect will give us exposure to tens of millions of households; (ii) onboarding new social media team up and running and placing Facebook/Instagram ads; and (iii) production of tequila inventory.

Historical results and cash flows:

There were no revenues in 2017 as the company prepared to start selling PaQui in Manhattan by producing tequila, hiring a logistics company to assist in importing, transportation and delivery to retail accounts. Selling activity got underway in spring 2018 and accelerated with the hiring of a contract salesperson who has proved to be very effective in opening and managing accounts. Hand selling with the founder an average of ten accounts per month were opened and sales grew steadily throughout 2018. YTD 2019 sales through November have increased by 191% over 2018.

We expect significant growth in the coming years based on the following:

(i) expansion to new markets with wholesaler network Johnson Brothers. Expansion to New Jersey is planned. We also expect to expand to Connecticut. Further expansion in 2020 is possible as Johnson Brothers operates in 26 states.

(ii) media exposure from the PBS video and :30 commercial will provide needed media exposure, awareness and trial. Social media content and ads are also steadily increasing brand awareness and engagement.

(iii) continued growth in NY Metro is probable given the effects of social media and the media coverage from the PBS programming.

(iv) marketing and sales expense will continue to be high and are a prerequisite for our ability to compete in the high-end tequila category.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand is approximately $16,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the campaign proceeds are critical to scaling our business, the Company can sustain operations without such proceeds until at least midyear 2020. Our founder and CEO, John Chappell, has and will continue to infuse capital into the Company in the form of convertible debt to sustain our operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Our viability is not wholly dependent on the campaign proceeds and our growth timeline will depend on the expansion opportunities available in 2020. If the expansion is limited to NJ and CT, we will be able to operate without the campaign funds. If there are further expansions opportunities available, the campaign funds will be crucial to support such expansions.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect will be able to operate through calendar year 2020 if we raise the minimum. This estimate is based on expenses relating to product production, and marketing/sales support.

How long will you be able to operate the company if you raise your maximum funding goal?

Our timeline depends on the expansion opportunities available. If we manage to expand to 3 or 4 new states, we will be able to operate through 2020. If there are 7 to 10 new states available, we may consider another capital raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

To achieve the full potential of the brand, it would mean selling 25 to 30 states with substantial marketing/sales support. To achieve this milestone, more capital will be necessary.

Indebtedness

- **Creditor:** City National Bank
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: March 03, 2022

- **Creditor:** John Chappell
  Amount Owed: $1,744,624.28
  Interest Rate: 8.0%
  Maturity Date: December 06, 2024
  Our co-founder and CEO John Chappell entered into certain secured loans with the Company which have been memorialized in a certain Amended and Restated 8% Senior Convertible Note effective as of December 6, 2019, with a principal amount of $1,744,624.28. See 'Capitalization and Ownership' for more information.

Related Party Transactions

- **Name of Entity:** John Chappell
  Relationship to Company: Director and Officer
  Nature / amount of interest in the transaction: In February 2015, the Company issued a Senior Convertible Note to John Chappell, the Company's co-founder, Director and CEO, in the principal amount of $1,163,858. The note was amended and restated on December 6, 2019 the reflect an increased principal amount of $1,744,624.28.
  Material Terms: Our co-founder and CEO John Chappell has made a series of secured loans to the Company, which have been memorialized in the Amended and Restated 8% Senior Convertible Note effective as of December 6, 2019, with a principal amount of $1,744,624.28. See 'Capitalization and Ownership' for more information.

Valuation

Pre-Money Valuation: $7,999,377.32

Valuation Details:

$7,999,377.32 pre-money valuation.

The past 18 months of sales in NYC, the most competitive market for high-end tequila, demonstrate proof of concept with 180 accounts opened and an 80% repeat purchase rate. This was achieved without a traditional wholesale through the work of one full-time salesperson and the assistance of the founder/CEO.

National media from PBS Information Matrix video and commercial. 50 million households will be reached.

Incipient relationship with Johnson Brothers in NY metro market as of this fall. This is the 4th largest wholesaler network in the wine/spirits category and could potentially offer PaQui distribution in an additional 25 states.

Multiples in high-end tequila can be very high.Casamigos was valued at $1BN at its acquisition by Diageo in 2017. Price paid per case ranged between $8300 and $11,100 depending on the actual volume of between 90k and 120K cases. Source Beverage Daily.com. Reuters. -Bacardi to buy out Patron tequila in $5.1 billion deal * Deal highlights tequila's long-term prospects * Analyst estimates deal at lofty 25.5 times EBITDA.

PaQui has demonstrated an ability to compete with the dominant brands with its consumer insight based branding and its taste profile that offers a far more pleasant drinking experience than the dominant brands.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  Production of tequila to meet marketplace demand.

If we raise the over allotment amount of $1,069,999.48, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%

Social media campaigns, production of content, Facebook ads, etc.

- *Company Employment*
  20.0%
  Changing the status of some consultants and contractors to full time employees.

- *Inventory*
  46.5%
  Producing new tequila inventory to prepare for expansion into additional markets and meeting demand in current markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at paquitequila.com (paquitequila.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/paquitequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tequila Holdings, Inc.

[See attached]

TEQUILA HOLDINGS, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2017

(Unaudited)

Tequila Holdings, Inc.
Index to Unaudited Financial Statements



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors, Tequila Holdings, Inc.

We have reviewed the accompanying financial statements of Tequila Holdings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO
December 12, 2019

TEQUILA HOLDINGS, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(UNAUDITED)

	2018	2017
Assets		
Current assets:		
Cash	$ 13,524	$ 4,924
Accounts receivable	11,906	-
Inventory	30,795	11,000
Total current assets	56,225	15,924
Total assets	$ 56,225	$ 15,924
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 12,214	$ 187
Accrued liabilities	362,996	271,457
Note payable - current	50,070	41,624
Total current liabilities	421,280	313,268
Convertible debt - net of current portion	331,266	68,787
Convertible debt - related parties, net of current portion	1,163,858	1,163,858
Total liabilities	1,916,404	1,545,913
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit:		
Preferred stock, 335,000 authorized, 184,493 issued and outstanding	330,242	330,242
Class A Common stock, 15,000,000 authorized, 4,119,791 issued and outstanding	4,120	4,120
Class B Common stock, 10,000,000 authorized, 514,618 issued and outstanding	515	515
Additional paid-in capital	1,586,704	1,586,704
Accumulated deficit	(3,781,760)	(3,451,570)
Total stockholders' deficit	(1,860,179)	(1,529,989)
Total liabilities and stockholders' deficit	$ 56,225	$ 15,924

The accompanying notes are an integral part of these financial statements

TEQUILA HOLDINGS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(UNAUDITED)

	2018	2017
Revenues	$ 53,553	$ -
Cost of revenues	52,559	1,000
Gross profit (loss)	994	(1,000)
Operating Expenses:		
General and administrative	61,160	9,867
Sales and marketing	176,915	26,818
Total operating expenses	238,075	36,685
Operating income	(237,081)	(37,685)
Other expense:		
Interest expense	93,109	93,109
Total other expense	93,109	93,109
Net loss	$ (330,190)	$ (130,794)

The accompanying notes are an integral part of these financial statements

3

TEQUILA HOLDINGS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(UNAUDITED)

	Preferred Stock		Common Stock - B		Common Stock - A		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2016	184,493	$ 330,242	514,618	$ 515	4,119,791	$ 4,120	$ 1,586,704	$ (3,320,776)	$ (1,399,195)
Net loss	-	-	-	-	-	-	-	(130,794)	(130,794)
December 31, 2017	184,493	330,242	514,618	515	4,119,791	4,120	1,586,704	(3,451,570)	(1,529,989)
Net loss	-	-	-	-	-	-	-	(330,190)	(330,190)
December 31, 2018	184,493	$ 330,242	514,618	$ 515	4,119,791	$ 4,120	$ 1,586,704	$ (3,781,760)	$ (1,860,179)

TEQUILA HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(UNAUDITED)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (330,190)	$ (130,794)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(11,906)	-
Inventory	(19,795)	(11,000)
Accounts payable	12,027	187
Accrued liabilities	91,539	94,678
Net cash used in operating activities	(258,325)	(46,929)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Related party advances	(4,000)	-
Net cash used in investing activities	(4,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds - notes payable, net	8,446	-
Proceeds - convertible debt	262,479	45,900
Net cash provided by financing activities	270,925	45,900
Increase (decrease) in cash and cash equivalents	8,600	(1,029)
Cash and cash equivalents, beginning of year	4,924	5,953
Cash and cash equivalents, end of year	$ 13,524	$ 4,924
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Tequila Holdings, Inc. was formed on June 15, 2007 ("Inception") in the State of Delaware. The financial statements of Tequila Holdings, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Tequila Holdings, Inc. produces and sells PaQuí, an artisanal tequila handcrafted in a small distillery using traditional pot stills. Our Master Distiller invented a new process to achieve an inviting aroma, layers of flavor, and a soft finish – so unlike the other tequilas on the market.

Management Plans
The Company does not yet have revenues significant enough to cover operating costs and operate in an industry that is highly competitive. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with capital from existing shareholders and future debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company did not have an allowance for doubtful accounts as of December 31, 2018 and 2017.

Revenue Recognition

The Company recognizes revenues from the sale of tequila to bars, restaurants and retail stores when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Cost of Revenues

Cost of revenues consists of product and logistic costs from our third-party fulfilment manager.

Advertising

The Company expenses the cost of advertising and promotions as incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

As of December 31, 2018, the Company had deferred tax assets of approximately $733,329 primarily from net operating losses of approximately $2,666,654. The Company maintains a full valuation allowance on the deferred tax assets as of December 31, 2018. Deferred tax assets will begin to expire in 2029.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2007. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – DEBT

Convertible Debt – Related Parties
In February 2015, the Company issued Senior Secured Convertible Notes ("Senior Convertible Notes") to John Chappell, the Company's Chief Executive Officer ("CEO"), with principal balances totaling $1,163,858. As of December 31, 2018 and 2017, accrued interest on these notes was $362,966 and $269,888, respectively.

Subsequent to year end, the Company amended the Senior Convertible Notes to reflect additional loans made to the Company for an amended principal balance of $1,744,624. Interest accrues at 8% per annum on the unpaid principal balance and matures 5 years from the date of the amendment. The note is convertible at $0.40 per share at anytime at the option of the holder.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.0001. Of these authorized shares, 15,000,000 are designated as Class A Common Stock and 10,000,000 shares are designated as Class B Common Stock.

As of December 31, 2018, 514,618 and 4,119,791 shares are outstanding of Class B Common Stock and Class A Common Stock, respectively. There were no shares of common stock issued during the years presented.

Preferred Stock
We have authorized the issuance of 335,000 shares of our preferred stock with par value of $0.0001. As of December 31 2018 there were 184,493 shares of preferred stock outstanding

NOTE 6 – RELATED PARTY TRANSACTIONS

In February 2015, the Company issued Senior Convertible Notes to John Chappell, the Company's CEO, with principal balances totaling $1,163,858. In September 2019, these notes were amended to include additional loans made to the Company and to cancel all equity conversion features. Refer to Note 4 for additional details on these amended notes.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to year end, the Company amended outstanding related party convertible notes to include additional loans made to the Company and to cancel all equity conversion features. Refer to Note 4 for additional details on the amended notes.

The Company has evaluated subsequent events that occurred after December 31, 2018 through December 12, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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PaQuì Tequila

The smoothest, most delicious tequila you'll ever taste.



paQui
REPOSADO
paQui
SILVERA
paQui
AÑEJO

$0.00 raised

0 Investors	91 Days Left
% Equity Offered	$8M Valuation
Equity Offering Type	$199.20 Min. Investment

INVEST NOW

Website · New York, NY · FOOD & BEVERAGE

This Offering is eligible for the StartEngine Owner's 10% Bonus

Paquí Tequila is hand-crafted to be the most enjoyable drinking experience in luxury tequila. Built with a proprietary distilling process meant to be enjoyed, not mixed.



This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow



Reasons to Invest

- Proprietary distillation process yields a differentiated taste profile earning a 94 rating from Wine Enthusiast coupled with branding that relates to the tequila drinking experience.
- Over 85% repurchase rate in New York City from over 190 accounts in a hyper competitive market.
- Recent media exposure from PBS video and TV spot penetrating 51 million households.


paQui

OUR STORY

A Dangerously Fun Spirit with Superior Taste and a Deep Emotional Connection



PaQuí was created by alcoholic beverage veteran John Chappell who sensed a business opportunity in the luxury tequila segment when he found that the dominant brands were lacking the things he enjoys most: pleasant aromas, fruit, complexity and smooth finish.



When Chappell asked Master Distiller Gilberto Jasso why these billion-dollar brands had such a harsh burning taste, Jasso confirmed that he can create a more enjoyable liquid by inventing a process that *removes* the harsh impurities that can be tasted in many dominant mass brands, to capture some of the ***700 identified aroma and flavor compounds in the blue agave.***



Paqui is made in small stainless steel batches. controlled environments

though Selective Distillation and Wine Yeast fermentation, among other unique techniques.



"Paquí Tequila is hand-crafted to be the most enjoyable drinking experience in luxury tequila"



The 100%-agave segment is driving the tequila category growth; **its exports to the U.S. rising 15% last year**



Over the past 5 years, the Tequila category has grown by **4 million** cases.



The Luxury Tequila segment added **382,000 cases and $263 Million** in retail sales.

*Sources from left to right: Consejo Regulador del Tequila 2019, IWSR 2017, IMPACT 2017

THE PROBLEM ——————————

The Current Luxury Tequila Market has Two Major Points of Weakness

The Harsh Unpleasant Taste

The tequilas that dominate the luxury segment focus almost exclusively on marketing and not on liquid quality. Most are taken as shots to rip the bandaid off the bite and unpleasant burn. Because of this, most Americans are scared of tasting the tequila and have never experienced how flavorful and smooth artisan tequila can taste. We know that many drinkers like the fun drinking experience offered by tequila, but are turned off by the taste profile.




tequilas are served mostly in sugary drinks to hide the taste

Cliche Identities

The marketing and branding of tequila pays little to no attention to the emotional & psychological reasons why drinkers choose tequila: the cultural heritage of Mexico, the elevated sociability that tequila seems to offer, and the appealing sense of dangerous fun, especially when you enjoy it with friends.



The marketing and branding of tequila pays little to no attention to the emotional & psychological reasons why drinkers choose tequila: the cultural heritage of Mexico, the elevated sociability that tequila seems to offer, and the appealing sense of dangerous fun, especially when you enjoy it with friends.

THE SOLUTION

A refined, smoother flavor

PaQuí Tequila's taste profile is highly differentiated and unlike any of the ones offered by the dominant brands. Industry reviews and the drinkers agree that the liquid has attractive floral hints, sweet agave fruit aromas, and a soft smooth finish that is enjoyable to taste.







| **100% BLUE WEBER AGAVE FROM JALISCO** | **STEAMED IN A STAINLESS STEEL AUTOCLAVE** | **FERMENTED FOR 5 DAYS IN STAINLESS STEEL** |

At events, drinkers are often shocked when they taste PaQui for the first time. Many respond by saying they usually avoid tequila or never liked tequila, but PaQuí is completely different from what they have ever tasted. They express how much they like PaQui and often convince their more skeptical friends and family to taste it; confirming our belief that there is a significant niche for a brand with PaQui's refined taste profile.



PaQuí Tequila showed impressive proof of concept in the hardest spirits market in the world to enter: New York City. PaQuí boasts an outstanding **80% resale rate** when the industry's high average is 45%, at most.

The tequila market is the fastest spirit category to consecutively grow every year, with **12% growth in 2018.** Of that, the above $40/bottle, where PaQuí competes, is the fastest growing.

The branding and liquid are authentically Mexican and is based on the deep consumer insight that tequila drinkers desire a sense of **dangerous fun** when drinking it, but do not want the harsh biting experience of the taste.

Source

THE MARKET

The Luxury Tequila Segment is the Fastest Growing Spirits Category in the U.S.



TEQUILA IS THE 5TH LARGEST SPIRITS CATEGORY IN U.S.
VODKA 75.8M
WHISKY 65.2M
RUM 22.2M
CORDIALS 20.8M
17.9 MILLION CASES
Source: IWSR 2017

Tequila retail dollar sales amount to $5.6 Billion with the largest share of nearly 40% generated from the luxury segment. Source: IMPACT 2017

Tequila accounts for only 6% of total spirits volume so there is space for the industry to grow. Source: IWSR 2017

OUR TRACTION

We boast an incredible 80% resale rate

For proof of concept and product market viability, we launched PaQuí first in Manhattan, one of the hardest spirits market to enter. The founder and the sales manager opened over ***180 accounts*** within 1.5 years ranging from bars, lounges, hotels, restaurants and liquor stores. For the first 1.5 years, the owner and his one NY market sales director singlehandedly opened 180+ doors in the hardest, most competitive spirits market.





Map of New York City
PaQui is now in over 180 locations

It's not just restaurants and clients, **experts love us too**



94

Rating by Wine Enthusiast

"A big rush of sweet agave, followed by a squeeze of Meyer lemon, honeysuckle, freshly cut grass...this bright, smooth Tequila is a beauty"

We achieved sky-high repurchase rates with an 80% resale rate, **far beyond the 40% that is considered good** in the spirits industry. This was enough to earn a partnership with Johnson Brothers NY, granting us access to the 4th largest wine and spirits distribution network in the US.

WHAT WE DO

We make craft tequilas fit to be relished

Our tequila originates in a partnership between a master distiller and our founder with the mission of creating a smooth tequila that celebrates a smooth, flavorful tequila with rich agave aromas. PaQuí prioritizes quality, taste and the drinking experience. We purify our tequila by taking the distillation process one step further by removing the heart of the agave plant that holds the harsh tasting impurities, sacrificing 20% of our yield to elevate our flavor.

  

Tequila Silver	Tequila Reposado	Tequila Añejo
Made from 100% Mexican blue agave and its distinctive sweet agave flavor makes it perfect to sip neat or mix in drinks.	Aged in whiskey barrels to impart a subtle oaky flavor while maintaining fruity agave flavor and floral overtones.	Aged to achieve a rich oaky flavor lifted by rich hints of vanilla, caramel, clove, and custard. Delicious sipped neat.



Our Master Distiller hand-selects the finest Blue Weber Agave from the highlands of Jalisco, Mexico. PaQuí Tequila is always 100% Blue Weber Agave, 100% of the time. This means there are no added sugars.

So how do we achieve the characteristic complex flavors of sweet agave fruit that's in every sip of PaQuí? Unlike most mass production brands that pick agave after only 4 years, our agave is picked at 7+ years maturity to reach 26 BRIX.

The key lies in the BRIX level. We don't make PaQui if the agave is not mature enough and hasn't reached 26 degrees brix level, or sugar level. A lot of the big brands harvest the agaves way early at low brix levels to speed up the production. Instead of harvesting the agave at 7 to 10 years, they are taking them at an average of 4 years, which is way before maturity.

What does this mean? It's more expensive for us but it creates a delicious tequila that is abundant in flavor and aromas. This is what makes us incomparable.




Paqui has legs!



Furthermore, we separate the heart of the distillation to remove harsh tasting impurities that you taste in many other mass-market brands. This allows us to create a tequila with a smooth, soft finish that doesn't bite or burn. It is when these impurities are not meticulously removed from the agave during distillation, which gives that bitter, harsh taste and biting, burning finish of tequila that many associates with Tequila.

Most other major brands do not remove these impurities as it decreases yield by up to 20%. **PaQuí sacrifices our total yield to elevate the flavor** and smoothness of the liquid to a whole new level that pleasantly shocks everyone who tastes PaQui for the very first time.

Finally, we use fresh wine yeast, instead of the typical airborne ones in every

fermentation for consistency and control. PaQui uses stainless steel fermentation and distillation in pot stills.

THE BUSINESS MODEL

Make the best tequila. Get the word out.

Our business model is simple but our process is hands on, diligent, fueled by creativity and relies on highly skilled team members and enthusiastic partners to get the word out.



For sales, it's simple. We make the best tequila and pass it onto our wholesale partners and sales reps. We made sure our product has a gross margin of over 50% so our profits are strong.

We learned a lot from this period of growth in New York and had the opportunity to perfect our messaging, solidify our partnerships, and educate our new sales reps and distribution partners on what works for us and what we have learned. We believe in a cohesive message that we can control to ensure consistent brand messaging and presence.

To market the brand and product, we embrace the value of direct communications to consumers and to our current and future wholesalers and have put increasing emphasis on digital marketing and advertising, and social marketing platforms. To date, we have solely focused on raising awareness and retaining the attention of target consumers in the New York tri-state area however, it is time for us to introduce PaQuí, nationwide.



With funding, we will have the capacity to actualize a series of creative, impactful video, audio and visual content that's optimized for digital marketing and social marketing campaigns. We will also funnel substantial dollars into the platforms, keywords and campaigns that are working for us at a low conversion rate, which is already astonishingly low.

We have already partnered with PBS to create educational materials and will be airing an ad through FOX during the month of November. 80% of the companies that buy our tequila come back for more, so our only challenge at this point is spreading the word.

HOW WE ARE DIFFERENT

A Proprietary Distillation Process for Aroma, Flavor, Complexity and the Smoothest Finish

PaQuí Tequila's taste profile is highly differentiated and unlike any of the ones offered by the dominant brands. Industry reviews and the drinkers agree that the liquid has attractive floral hints, sweet agave fruit aromas, and a soft smooth finish that is enjoyable to taste.

Most tequilas on the market are more concerned with marketing and profit margin than the taste or the emotional experience of drinking tequila. With its Selective Distillation, PaQuí delivers a taste profile that is differentiated from the dominant brands. Tequila brands are not known for attractive aromas, fruit, complexity, or smooth finish, but PaQuí has these elusive qualities because of its proprietary process that brings out the flavors and traditions of tequila.



Proprietary Selective Distillation method

Our selective distillation includes a crucial extra step: the heart of the agave fruit is *separated* to remove harsh tasting impurities that most tequilas on the American market carry, allowing the pleasant aromas, fruit, complexity, minerals and soft finish to be apparent in PaQui Silvera.



Uniting Mexican Authenticity with Modern Tastes

PaQuí tequilas are not just a delicious liquid, our tequilas are authentically Mexican and built for a growing American craft liquor market.

The PaQuí brand reflects and captures the emotion behind tequila: Mexican cultural authenticity, a sense of old world craftsmanship and quality, a sense of enjoyment, sociability and fun. The brand is loaded with depth and can communicate its profile and its ties to the unique tequila drinking experience.

THE VISION

Big growth through loyal customers

In five to six years we hope to achieve top seven brand volume in the high-end segment with a volume level of 150k 9L cases. The roadmap involves expansion to 30 or more states and significant marketing spend to build drinker awareness and trial. We believe that the brand's uniquely attractive taste profile will be recognized and attract drinkers from the dominant brands.


paQui

There appears to be an absence of artistry in the tequila market and we believe that by providing delicious tequila to American bars and liquor stores we will attract loyal customers and establish our tequila as a household name. We offer high-end sipping tequilas at an affordable price, making PaQuí an ideal option for any tequila drinkers wanting to explore the possibilities of the beverage.

Ultimately, our goal may be to attract large significant and fitting spirit company to purchase PaQui. Significant spirit companies do not develop their own new brands but rely on entrepreneuring brands like PaQuí and purchase them once

they have developed a convincing volume base. Once a high-end tequila brand gains significant volume there are eager buyers in mid-size to large spirits companies which have paid from $3300 to $11,000 per case in recent acquisitions (Beverage Daily.com).

OUR TEAM

Trust, commitment and a love of fine tequila

Our core team is built on camaraderie and partnership that crosses national lines with the Founder, Sales Director and Marketing Director based in New York, and the Master Distiller and an advisor deeply tied to the tequila community in both Mexico and the U.S. based in their homeland, Mexico. Our Master Distiller and our advisor bring deep knowledge of tequila to our team and the U.S. team who are veterans in areas of alcohol- and beverage sales and marketing, work hard to ensure that the marketing is doing justice to the delicious liquid in our bottles.



The team is deeply experienced and full of the grit and determination needed to excel in this challenging category. We work as a team, communicate directly, defer to each other's wisdom, argue our views, respect decisions and move forward. We trust each other, knowing that we all want to succeed while growing as a team and as individuals.

WHY INVEST

We have tried and true products set to grow into a flourishing market

Just as the beer industry 25 years ago was controlled by a few mammoth players, the tequila industry is now dominated by a few brands. These companies are marketing machines with huge power, but they neglect taste and quality. This rampant lack of quality in the tequila market has left a gaping hole to be filled by a company that is able to provide a distinguished tequila at an affordable price.



HIGH VOLUME CONCENTRATION

2 BRANDS, PATRON & DON JULIO, ACCOUNT FOR OVER 80% OF VOLUME

OTHERS 20%

DON JULIO 13%

PATRON 67%

PATRON DOMINATES THE LUXURY TEQUILA SEGMENT WITH **7 OUT OF EVERY 10 BOTTLES SOLD.**

THE TOP 4 TEQUILA BRANDS ACCOUNT FOR **9 OUT OF EVERY 10** BOTTLES SOLD.

Source: Impact and IWSR

PaQuí offers a much more enjoyable drinking experience that can surprise and delight the drinker. So many drinkers have told me they don't like tequila but love PaQuí. PaQuí's branding does a great job in being authentic and fun, and we are already airing ads and educational content that will reach over 50 million households. And most importantly, we have a product that is consistently enjoyed and repurchased.

Meet Our Team





JOHN CHAPPELL

Founder / CEO

Extensive executive experience marketing and selling alcoholic beverages including Stoli vodka with PepsiCo, Rolling Rock, and Sam Adams / Boston Beer Co.



GILBERTO JASSO
Master Distiller

Creator of the PaQui formula and one of the top distillers in the tequila industry. He is also the Master Distiller behind Cazadores and creator of Corzo tequila.



JAVIER MARTINEZ
President, Secretary and Director

An international expert in the tequila industry, Martinez has deep connections in the industry and is one of the original founders of PaQui. He operates a tequila & mezcal importing company. He works a few hours each week with PaQui Tequila.



JEFF GARLOW
Sales Director

A sales veteran and now, a specialist in the tequila industry. Garlow's winning personality and his versatility with a diverse background in marketing, events and sales makes him a key asset for PaQui.



EMI KAMIYA
Marketing Director

15 years of experience in marketing, branding, and social media marketing, including in the luxury space, Kamiya is passionate about taking innovative new brands that she believes in to new levels using digital tools.

Offering Summary

Company : Tequila Holdings, Inc.

Corporate Address : 55 East End Ave #7d, New York, NY 10028

Offering Minimum : $9,999.84

Offering Maximum : $1,069,999.48

Minimum Investment Amount (per investor) : $199.20

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 6,024

Maximum Number of Shares Offered : 644,578

Price per Share : $1.66

Pre-Money Valuation : $7,999,377.32

Early Bird Bonuses:

First 1 day - Friends & Family 20% Bonus Shares

Next 2 days - Friends & Family 15% Bonus Shares

Next 4 days - Early Bird 10% Bonus Shares

Next 14 days - Early Bird 5% Bonus Shares

ALL INVESTOR PERKS:

$500
Set of fun PaQui branded stickers that you can put on your laptop, water bottle, register, anywhere you want!

$1,000
PaQui T-Shirt with aztec warrior design and laptop sticker set (as above).

$5,000
PaQui T-Shirt, sticker set, and a set of PaQuí x RIEDEL Ouverture Tequila stem sipping glasses

$10,000
5% bonus shares + 2 PaQui T-Shirts, sticker set, a set of PaQuí x RIEDEL Ouverture Tequila stem sipping glasses

$20,000
7% bonus shares + PaQui T-Shirt + 1 Dedicated Tasting Event with the Owner and PaQui team with fellow $20K+ investors in NYC at one of our partner lounges. Airfare and hotel not included. Plus 1 guest allowed.

$75,000
10% bonus shares + PaQui Silvera cocktail making class with one of our mixologist / bartenders in NYC. Flights & hotel included and will be booked by the PaQui team.

$100,000+
15% bonus shares + Trip to Mexico with fellow $100K investors and PaQui owner to meet with our Master Distiller Gilberto. Flights & hotel included and will be booked by the PaQui team.

All perks occur after the offering is completed.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Tequila Holdings Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Class B Common Stock at $1.66 / share, you will receive 20 bonus shares, meaning you'll own 220 shares for $332. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Start Engine Crowd Funding Video Transcript

Written Copy on Screen: John Chappell, Founder & CEO, PaQui Tequila

JOHN: Hi, I'm John Chappell, Owner and Founder of PaQui Tequila.

JOHN: High end tequila has become very big. It's been growing at about 12% per annum for years, and there are three brands that dominate the industry. These three have 85% of the volume and they have enormous marketing budgets. They are all worth over a billion dollars.

JOHN: So, how can PaQui compete? Well, for one, we have an amazing brand. We based it on two simple things we learned in consumer insight.

JOHN: First, tequila is the most Mexican of all things Mexican and there's an edge to it. A sort of dangerous fun. So, our symbol is an Aztec warrior, our name PaQui means to be happy, and the package is pure Mexican.

JOHN: I didn't create a tequila brand because I like tequila in general. My experience has told me that there are a lot of drinkers out there who really like the idea of tequila. The fun of tequila, but are looking for a much better drinking experience. There's no accident that these dominant brands are mostly consumed through shots. So, I worked closely with a Master Distiller to create a liquid that's a pleasure to sip.

Written Copy on Screen: Gilberto Jasso, Master Distiller

GILBERTO (English subheading) : The owner of PaQui did to like so many of the tequilas he tried. He found them lacking pleasant aromas, lacking fruit and complexity and having a rough finish, so he asked me to make a very different tequila. I told him there are 700 aromas and compounds in the blue agave, and then created a recipe to bring out the best of these flavors. We removed impurities, harsh oily substances that cover the agave character.

Written Copy on Screen: We asked, can PaQui compete in the Tequila Industry?

Written Copy on Screen: Jeff Garlow, Sales Manager, PaQui Tequila

JEFF: Hey guys, I'm Jeff Garlow. I'm the PaQui Tequila Sales Manager of New York City. As the guy that puts in every order for every account I can attest that not only do we have about 170~180 active accounts right now, we are up to about an 85% reorder, which is astronomical in this industry as you know. One thing that helps us is the bartenders, the managers, the owners in New York City are really taking a lot of time to give an experience to people.

JEFF: WIth PaQui, right now, we're something different, that most of the consumers haven't heard of or seen yet. So, when they actually try it for the first time, they're usually blown away and it gives us a lot of great confidence moving forward.

Written Copy on Screen: Patrick Edgar, Mixologist & Bartender, Serafina West 105

PATRICK: I'll tell you, the reason it competes well for me is when I put it in the glass the first thing I get is, I get a slightly different nose on it. And then, when I make that, and I have that first taste of it, I taste kind of a sweetness of the agave that comes through. And that's just really nice because I don't necessary get that every time I try the other ones. I mean sometimes, you put a little bit of an oil or fruit that kind of brings it out or even an ice cube that opens it up a little bit. I just think it's one of those tequilas that you can really sit there and get a lot out of it.

Written Copy on Screen: Carlos Hernandez, Store Manager, LALA Wine & Liquor:

CARLOS: Usually, when I give a drink to anybody, I tell, smell first. And after that, taste it, like, sip, so he can catch the real exquisiteness of the drink. And it always works. Yeah, they adopt it. There are people, they leave and come back for another bottle, or they bring a friend, so I think you have a lot of potential.

Written Copy on Screen: Rufo Bazan, Bar Manager, Maz Mezcal

RUFO: When at the start they say, oh... My customers like the bottle first, the bottle is a nice bottle, the name, is a Mexican name. I give them a taste, after the people taste it, they always ask me for a shot. When the customers love something, it's because it's good.

Written Copy on Screen: J.J. Felicetta, Owner, Lion's Head Tavern

JJ: Well, for us, PaQui is the only brand we carry now. Having it up against the other brands, it didn't make sense anymore. All we were selling was the PaQui and it just didn't quantify the shelf space to us. Being able to give our customers the best product at a quality price, it's been a no-brainer for us.

JOHN: PaQui is a strong brand, it's a superior liquid, we have a sales success story in hyper competitive New York City, but we have a long road ahead. We need to raise funds to expand to new states and to get the word out about this delicious tequila. To be happy.

Written Copy on Screen: Invest in PaQui.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:50 PM 06/15/2007
FILED 06:50 PM 06/15/2007
SRV 070717480 - 4372572 FILE

CERTIFICATE OF INCORPORATION
OF
TEQUILA HOLDINGS, INC.

The undersigned, in order to form a corporation under and pursuant to the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

Article I

The name of the corporation is Tequila Holdings, Inc.

Article II

The address of the registered office of the corporation in the State of Delaware is 40 E. Division Street, Suite A, Dover, Kent County, Delaware 19901. The name of the registered agent of the corporation at such address is Paracorp Incorporated.

Article III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

A. Authorized Number of Shares. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which this corporation is authorized to issue is 4,400,000 shares, of which 3,000,000 shares shall be Common Stock to be designated into two classes of shares: "Class A Common Stock" and "Class B Common Stock." The number of shares of Class A Common Stock, par value $0.0001 per share, authorized to be issued is 2,500,000 and the number of shares of Class B Common Stock, par value $0.0001 per share, authorized to be issued is 500,000. The holders of shares of Class A Common Stock shall be entitled to one vote per share, and the holders of shares of Class B Common Stock shall have no voting rights, except to the extent required by the General Corporation Law of the State of Delaware. Except as to voting rights, all shares of Class A Common Stock and Class B Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges. 1,400,000 shares shall be Preferred Stock, each having a par value of $0.0001 per share.

B. Board Power to Designate. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions

thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.

Article V

The election of directors of the corporation need not be by written ballot unless required by the bylaws of the corporation.

Article VI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend and repeal the bylaws of the corporation.

Article VII

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the corporation; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date of incorporation of the corporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

No amendment to or repeal of this Article VII shall have any adverse effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article VIII

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or to adopt new provisions, in the manner now or hereafter prescribed by the laws of the State of Delaware, as amended from time to time, and all rights conferred herein are granted subject to this reservation. In addition, the number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of a majority of the stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Article IX

The name and mailing address of the incorporator of the corporation are as follows:

> David G. Andersen, Esq.
> c/o Bryan Cave LLP
> 120 Broadway, Suite 300
> Santa Monica, California 90401-2386

IN WITNESS WHEREOF, I have hereunto set my hand this 15 day of June, 2007.

David G. Andersen, Sole Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 12/03/2019
FILED 11:25 AM 12/03/2019
SR 20198393090 - File Number 4372572

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TEQUILA HOLDINGS, INC.

Tequila Holdings Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), does hereby certify that:

FIRST: The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on June 15, 2007. An Amended Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

SECOND: The Board of Directors of the Company has given written consent to the adoption of resolutions setting forth an Amended and Restated Certificate of Incorporation, declaring such Amended and Restated Certificate of Incorporation to be advisable and calling for the presentation of the same to the stockholders of the Company for consideration thereof.

THIRD: Thereafter, pursuant to the resolution of the Board of Directors of the Company, and in lieu of a meeting and vote of the stockholders, a majority of the stockholders have given written consent to the adoption of this Amended and Restated Certificate of Incorporation in accordance with the applicable provisions of the General Corporation Law of the State of Delaware.

FOURTH: The Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 and 245 of the General Corporation Law of the State of Delaware.

FIFTH: The text of the Certificate of Incorporation of the Company be and it is hereby restated and integrated and further amended in its entirety as follows:

Article I

The name of the corporation is Tequila Holdings, Inc.

Article II

The address of the registered office of the corporation in the State of Delaware is 2140 S. Dupont Highway, Camden, Kent County, 19934. The name of the registered agent of the corporation at such address is Paracorp Incorporated.

Article III

The purpose of the corporation is to engage in any lawful activity or act for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

A. Authorized Number of Shares of Common Stock. The corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is 25,335,000 shares of which 25,000,000 shall be common stock designated into two classes: "Class A Common Stock" and "Class B Common Stock". The number of shares of the Class A Common Stock, par value $0.0001 per share, authorized to be issued is 15,000,000 and the number of shares of Class B Common Stock, par value $0.0001 per share, authorized to be issued is 10,000,000. The holders of the shares of Class A Common Stock shall be entitled to one vote per share, and the holders of the Class B Common Stock shall have no voting rights, except to the extent required by applicable law. Except as to voting rights, all shares of Class A Common Stock and Class B Common Stock shall be identical and entitle to the holder thereof the same rights and privileges in the equity of the Company.

B. Authorized Number of Preferred Stock. There shall be a class of shares of the Company designated as the Preferred Stock of 335,000 shares, with 0.0001 par value per share, shall be authorized for issuance to the respective holders thereof. The rights, privileges, designations, liquidation preferences, conversion rights and other matters with respect to the Preferred Stock shall be as set forth in the Certificate of Designations of Tequila Holdings, Inc. relating to the Preferred Stock as filed with the Secretary of State of Delaware on March 3, 2010. All shares of Preferred Stock are hereby designated as Series A Preferred Stock.

C.   Authorization and Issuance of Senior Convertible Notes. The corporation is authorized to issue up to $2,500,000 of principal amount of Senior Convertible Notes, designated as the Senior Convertible Notes (the "Senior Notes"). The Senior Notes shall be convertible into shares of the corporation's Class A Common Stock and shall have such rights, privileges, maturity, interest rate, repayment, default terms and designations as are specifically set forth in the Convertible Note Agreement of the corporation, as such agreement is amended from time to time.

Article V

The election of directors of the corporation need not be by written ballot unless required by the bylaws of the corporation.

Article VI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, and repeal the bylaws of the corporation.

Article VII

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the corporation; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived from an improper benefit. If the Delaware Corporation Law is amended after the date of incorporation of the corporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

No amendment to or repeal of this Article VII shall have any adverse effect on the liability of alleged liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article VIII

The corporation reserves the right to amend, alter, repeal or change any provision contained in this Certificate of Incorporation or to adopt new provisions, in the manner now or hereafter prescribed by the law of the State of Delaware, as amended from time to time, and all rights conferred herein are granted subject to this reservation. In addition, the number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of a majority of the stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware Corporation Law.

IN WITNESS WHEREOF, the corporation has caused this amended certificate of be signed by John Chappell, its authorized officer, on this 23rd day of September 2019.

TEQUILA HOLDINGS, INC.

By: _____

Name: John Chappell

Title: President and Chief Executive Officer